June 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Alan Campbell
Ms. Celeste Murphy

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3
Filed May 22, 2020
File No. 333-238631

Ladies and Gentlemen:

On behalf of Akers Biosiences, Inc. (the “Company” or “Akers”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 2, 2020 (the “Comment Letter”), to Christopher Schreiber, Executive Chairman of the Company, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3 filed May 22, 2020

Prospectus Summary, Overview, Page 2

1.	We note your disclosure that Premas Biotech PVT Ltd, your partner company, has successfully completed its COVID-19 vaccine prototype. Please update your disclosure to clarify the current clinical or pre-clinical stage of development of the vaccine product candidate and the jurisdiction. Make clear the possibility that the FDA may not accept clinical trials performed in other jurisdictions and may require additional testing. Please also balance your disclosure by stating that you will need to submit an IND to the FDA and complete all phases of clinical trials before you can apply to receive marketing approval for this product candidate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the disclosure under the heading “Overview” on page 2 of the prospectus contained in Amendment No. 1 and added additional risk factors on pages 4 through 6 of the prospectus contained in Amendment No.1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 5, 2020

2.	If true, please also clarify that Premas has responsibility to develop the product candidate through proof of concept.

Response:

The Company hereby clarifies that Premas has responsibility to develop the vaccine candidate through proof of concept and has made the requested clarifying revisions under the heading “Overview” on page 2 of the prospectus contained in Amendment No. 1.

3.	Please disclose the scope, jurisdiction and expiry date for each of the patents that are related to the COVID-19 vaccine product candidate. To the extent that neither you nor Premas have any patents related to the COVID-19 product candidate, please disclose.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has added the requested disclosure under the heading “Overview” on page 2 of the prospectus contained in Amendment No. 1 to disclose the scope, jurisdiction and expiry date for each of the patents that are related to the COVID-19 vaccine product candidate.

* * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Christopher C. Schreiber, Akers Biosciences, Inc.